SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information To be Included In Statements filed Pursuant to Rule
13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
(Amendment No. 4)1

COLLEGIATE PACIFIC INC.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Common Stock Purchase Warrants
(Title of Class of Securities)

194589-10-7
(CUSIP NUMBER)

Michael J. Blumenfeld
13950 Senlac Drive, Suite 100
Dallas, Texas 75235
(972) 243-8100

(Name, Address and Telephone of Person Authorized to Receive Notices and Communications)

January 2, 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 194589-10-7			Page 2 of 5 Pages

1.	Name of Reporting Person: Michael J. Blumenfeld		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF; SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,701,376

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 2,701,376

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,701,376

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.4%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.
Item 5. Interest in Securities of the Issuer.
SIGNATURES

Cusip No. 194589-10-7	Page 3 of 5 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

     This Amendment No. 4 (the “Fourth Amendment”) to the Statement on Schedule 13D (the “Schedule 13D”) originally filed on February 18, 1998, and amended on January 30, 2001, June 13, 2002, and on October 7, 2003 (collectively, the “Amendments”) by Michael J. Blumenfeld (the “Reporting Person”), relates to shares of the common stock of Collegiate Pacific Inc., a Delaware corporation (“Collegiate Pacific”), $0.01 par value (the “Common Stock”) and common stock purchase warrants. All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D and the Amendments. The principal executive offices of Collegiate Pacific are located at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234.

Item 5. Interest in Securities of the Issuer.

     The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     (a) As of February 16, 2004, Mr. Blumenfeld may be deemed to beneficially own an aggregate of 2,701,376 shares of Common Stock, or approximately 37.4% of the outstanding shares of Common Stock (based upon Collegiate Pacific’s Quarterly Report on Form 10-QSB filed on February 13, 2004), and has sole voting and dispositive power with respect to all those shares. Of the shares beneficially owned by Mr. Blumenfeld, 130,000 of such shares represent options to acquire shares of Common Stock and 423,100 of such shares represent Common Stock purchase warrants (the “Warrants”) to acquire shares of Common Stock, none of which have been exercised by Mr. Blumenfeld as of the date of this report. The 423,100 Warrants held by Mr. Blumenfeld represent approximately 18.6% of the 2,280,190 outstanding Warrants.

     (b) Items 7-11 and 13 of the cover page of this Fourth Amendment, which relate to the beneficial ownership of shares of Common Stock and Warrants by the Reporting Person, are incorporated by reference in response to this item.

     (c) The following table sets forth certain information concerning transactions involving the Warrants effected by the Reporting Person during the past 60 days. No transactions involving the Common Stock were effected by Mr. Blumenfeld during the past 60 days, except for the gifts described below. Each of the sale transactions listed below was affected through a broker at then current market prices.

Cusip No. 194589-10-7	Page 4 of 5 Pages

	Number of Shares of Common
Date of Transaction	Stock or Warrants	Transaction	Price
12/30/03	20,000 Warrants	Sale	$4.20

	2,173 shares of Common
12/30/03	Stock	Gift	—

	2,378 shares of Common
12/31/03	Stock	Gift	—

1/2/04	1,000 Warrants	Sale	$4.11

1/2/04	54,245 Warrants	Sale	$4.10

	2,380 shares of Common
1/22/04	Stock	Gift	—

1/22/04	45,000 Warrants	Sale	$5.10

1/22/04	5,000 Warrants	Sale	$5.11

1/29/04	51,062 Warrants	Sale	$4.92

	10,000 shares of Common
1/26/04	Stock	Gift	—

2/2/04	19,200 Warrants	Sale	$5.00

2/2/04	2,800 Warrants	Sale	$5.02

Cusip No. 194589-10-7	Page 5 of 5 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2004

/s/ Michael J. Blumenfeld
Michael J. Blumenfeld